[Digital Recorders, Inc. Letterhead]

April 25, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Digital Recorders, Inc. Registration Statement on Form S-1 File No. 333-121834

Ladies and Gentlemen:

Digital Recorders, Inc. (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1, No. 333-121834 (the “Filing”) to 12:00 p.m. Eastern Daylight Time on Monday, April 25, 2005, or as soon thereafter as is practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing, and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ David N. Pilotte
David N. Pilotte
Chief Financial Officer